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EXHIBIT 99(e)

                               HECHINGER COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THIRTEEN WEEKS ENDED APRIL 29, 1995
                                  (unaudited)


A.  BASIS OF PRESENTATION

In the opinion of management of Hechinger Company (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the thirteen weeks ended April 29, 1995 are not necessarily indicative of the results to be expected for the fiscal year ending February 3, 1996.

The financial statements presented herein should be read in conjunction with the financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended January 28, 1995.


B.  MERCHANDISE INVENTORY

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Interim results are subject to the final year-end LIFO inventory valuation.

All inventories reported at April 29, 1995 and January 28, 1995 were valued using the LIFO inventory valuation method. If all inventories had been valued under the FIFO method, which approximates replacement cost, inventories would have been $20.4 million and $18.9 million higher than reported at April 29, 1995 and January 28, 1995, respectively.


C.  TAXES ON INCOME

For the thirteen weeks ended April 29, 1995, the effective tax rate was 37.0% compared to 34.0% for the corresponding periods last year. The effective tax rate increase was due primarily to the increase in the state taxes and expiration of the Targeted Jobs Tax Credit program as of December 1994. The effective tax rates differ from the statutory Federal tax rate primarily due to the effect of tax credits, tax-free earnings on funds available for investment and state taxes.


D.  UNUSUAL CHARGE

As of April 29, 1995, 14 Home Quarters stores and two Hechinger stores have been closed as a part of the store closing plan announced in the fourth quarter of 1994. As of April 29, 1995, $23.2 million has been recorded against the $61.9 million store closing reserve. The main components of the charges were as follows:

1)  losses on liquidation of inventories totaling $9.5 million;

2) losses on disposal of furniture, fixtures, equipment and other assets totaling $10.7 million;

3) cash expenditures for carrying costs of the stores vacated, including rents, utilities and other expenses subsequent to the store closing of $1.5 million; and

4) cash expenditures for employee termination costs of $1.5 million, including severance pay and related benefits.

In accordance with the Company's original plan, the remaining six Hechinger stores are scheduled to close during the second and third quarters of 1995. Management believes that the remaining reserve is adequate to cover future



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losses and cash expenditures in completing this store closing plan.  Of the total remaining accrual of $38.7 million, $30.5 million has been recorded as a current liability as of April 29, 1995.


D.  CONTINGENCIES

The Company is a party to numerous legal proceedings and claims arising in the ordinary course of business, including several suits alleging wrongful employment practices. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position.